EXHIBIT 99

DEAN HOLDING COMPANY

CONSOLIDATED BALANCE SHEET INFORMATION

(Unaudited)

(In thousands)

March 31, 2010
Assets
Current assets:
Cash and cash equivalents	$7,677
Receivables, net	278,996
Inventories	125,499
Prepaid expenses and other current assets	8,625

Total current asset	420,797
Property, plant and equipment, net	524,725
Goodwill	1,099,682
Identifiable intangible and other assets	192,094

Total	$2,237,298

Liabilities and Parent’s Net Investment
Current liabilities:
Accounts payable and accrued expenses	$170,888
Current portion of debt	9

Total current liabilities	170,897
Long-term debt	126,404
Deferred income taxes	167,604
Other long-term liabilities	32,813
Parent’s net investment:
Parent’s net investment	1,741,967
Accumulated other comprehensive loss	(2,387)

Total parent’s net investment	1,739,580

Total	$2,237,298

DEAN HOLDING COMPANY

CONSOLIDATED OPERATING INFORMATION

(Unaudited)

(In thousands)

Three Months Ended March 31, 2010
Net sales	$968,199
Cost of sales	738,180

Gross profit	230,019
Operating costs and expenses:
Selling and distribution	156,845
General and administrative	14,739
Amortization of intangibles	547
Facility closing and reorganization costs	(107)

Total operating costs and expenses	172,024

Operating income	57,995
Other (income) expense:
Interest expense	2,793
Other (income) expense, net	23,697

Total other expense	26,490
Income from continuing operations before income taxes	31,505
Income taxes	13,938

Net income	$17,567